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                          April 27, 2023

       Cameron McAulay
       Chief Financial Officer
       Transphorm, Inc.
       75 Castilian Drive
       Goleta, California 93117

                                                        Re: Transphorm, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed on April 21,
2023
                                                            File No. 333-271380

       Dear Cameron McAulay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Erika Muhl